                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                               PTEK HOLDINGS, INC.
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    69366M104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 25, 2003
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 2 of 11 Pages
--------------------                                         -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,882,769**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,882,769**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,882,769**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**          Includes  approximately 216,970 Shares of Common Stock issuable upon conversion of 5 3/4%  Convertible  Subordinated  Notes due 2004 (the
            "Notes") at a conversion price of $33 per Share.

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 3 of 11 Pages
--------------------                                         -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,882,769**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,882,769**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,882,769**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**          Includes  approximately 216,970 Shares of Common Stock issuable upon conversion of the Notes at a conversion price of $33 per Share.

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 4 of 11 Pages
--------------------                                         -------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

            This  statement  relates  to shares of the common  stock,  par value
$0.01 per share (the  "Shares"),  of PTEK  Holdings,  Inc. (the  "Issuer").  The
principal  executive  offices of the Issuer are located at 3399 Peachtree  Road,
NE, The Lenox Building, Suite 700, Atlanta, Georgia 30326.

Item 2.     Identity and Background.
            -----------------------

            (a) This  statement is filed by Steel  Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II") and Warren G. Lichtenstein.  Each of
the foregoing are referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

            Steel  Partners,   L.L.C.,  a  Delaware  limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his position with Steel Partners II, Mr.  Lichtenstein  has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Accordingly,  the
Reporting Persons are hereby filing a joint Schedule 13D.

            (b) The principal  business  address of each Reporting Person is 150
East 52nd Street, 21st Floor, New York, New York 10022.

            (c) The principal  business of Steel Partners II is investing in the securities of small cap companies.  The principal occupation of Mr. Lichtenstein is investing in the securities of small cap companies.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Lichtenstein is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The purchase  price of the 2,665,799  Shares owned by Steel Partners
II is $11,248,502. The purchase price of the Notes owned by Steel Partners II is
$6,105,908.  The Shares and the Notes owned by Steel  Partners II were  acquired with partnership funds.

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 5 of 11 Pages
--------------------                                         -------------------

Item 4.     Purpose of Transaction.
            ----------------------

            The   Reporting   Persons   purchased   the  Shares  and  the  Notes
(collectively, the "Securities") based on the Reporting Persons' belief that the
Securities at current market prices are  undervalued and represent an attractive
investment  opportunity.   Depending  upon  overall  market  conditions,   other
investment   opportunities   available  to  the  Reporting   Persons,   and  the
availability  of Securities at prices that would make the purchase of additional
Securities  desirable,  the  Reporting  Persons may  endeavor to increase  their position in the Issuer through,  among other things,  the purchase of Securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above.  Steel Partners II intends to review  its  investment  in the  Issuer  on a  continuing  basis  and  engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the price  levels of the  Securities,  conditions  in the securities markets and general economic and industry conditions,  Steel Partners
II may in the future take such  actions with  respect to its  investment  in the
Issuer as it deems  appropriate  including,  without  limitation,  seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer,  purchasing  additional  Securities or selling some or all of its  Securities  or changing  its  intention  with respect to any and all matters referred to in Item 4.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The aggregate percentage of Shares reported owned by each person named  herein is based upon  54,215,546  Shares  outstanding  as of November 11,
2002,  which is the total  number  of  Shares  outstanding  as  reported  in the
Issuer's  Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and filed with the Securities and Exchange Commission on November 14, 2002.

            As of the close of  business  on March 6, 2003,  Steel  Partners  II beneficially owned 2,882,769 Shares (which includes approximately 216,970 Shares issuable upon conversion of the Notes),  constituting  approximately 5.3% of the
Shares outstanding.  Mr. Lichtenstein beneficially owned 2,882,769 Shares (which includes  approximately  216,970 Shares  issuable upon conversion of the Notes), constituting approximately 5.3% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive  power with respect to the 2,882,769 Shares owned by
Steel Partners II by virtue of his authority to vote and dispose of such Shares.

            (b)  By  virtue  of  his  positions  with  Steel  Partners  II,  Mr.
Lichtenstein  has the sole power to vote and  dispose of the Shares  reported in this Schedule 13D.

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 6 of 11 Pages
--------------------                                         -------------------

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

            Schedule B annexed hereto lists all transactions in the Notes during the past sixty days by the  Reporting  Persons.  All of such  transactions  were effected in the open market.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships
            With Respect to Securities of the Issuer.
            --------------------------------------------------------

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1. Joint Filing Agreement.

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 7 of 11 Pages
--------------------                                         -------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2003                         STEEL PARTNERS II, L.P.

                                              By: Steel Partners, L.L.C.
                                                  General Partner

                                              By: /s/ Warren G. Lichtenstein
                                                  ------------------------------
                                                  Warren G. Lichtenstein,
                                                  Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              WARREN G. LICHTENSTEIN

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 8 of 11 Pages
--------------------                                         -------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock                Price Per               Date of
       Purchased                      Share($)               Purchase
       ---------                      --------               --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
       240,000                         3.240                 2/25/03
        10,000                         3.445                 3/06/03

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 9 of 11 Pages
--------------------                                         -------------------

                                   SCHEDULE B
                                   ----------

                Transactions in the Notes During the Past 60 Days
                -------------------------------------------------

Face Value of Notes             Aggregate Purchase               Date of
   Purchased ($)                     Price ($)                   Purchase
   -------------                     ---------                   --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

     2,335,000                       2,089,825                    1/16/03

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                    Page 10 of 11 Pages
--------------------                                         -------------------

                                  EXHIBIT INDEX
                                  -------------

        Exhibit                                                        Page
        -------                                                        ----

1.      Joint Filing Agreement                                          11

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                    Page 11 of 11 Pages
--------------------                                         -------------------

                             JOINT FILING AGREEMENT
                             ----------------------

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated March 7,
2003  (including  amendments  thereto)  with respect to the Common Stock of PTEK
Holdings,  Inc. This Joint Filing Agreement shall be filed as an Exhibit to such
Statement.

Dated:  March 7, 2003                         STEEL PARTNERS II, L.P.

                                              By: Steel Partners, L.L.C.
                                                  General Partner

                                              By: /s/ Warren G. Lichtenstein
                                                  ------------------------------
                                                  Warren G. Lichtenstein,
                                                  Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              WARREN G. LICHTENSTEIN